Exhibit (a)(12)

                                                                  [PHILIPS LOGO]

FOR IMMEDIATE RELEASE


            PHILIPS ELECTRONICS SIGNS CONFIDENTIALITY AND STANDSTILL
                         AGREEMENT WITH VLSI TECHNOLOGY

             EXTENDS $17-PER-SHARE CASH TENDER OFFER TO MAY 10, 1999

            --------------------------------------------------------

      SUNNYVALE, CA, APRIL 8, 1999 - Royal Philips Electronics (NYSE:PHG) today announced that it has signed a confidentiality and standstill agreement with VLSI Technology, Inc. (NASDAQ:VLSI).

      Under the terms of the confidentiality and standstill agreement, Philips and VLSI have agreed that:

     o VLSI will provide Philips with prompt access to non-public information, including access to VLSI management, in due diligence sessions to take place on April 8 and 9, 1999, with the opportunity to follow-up thereafter;

     o Philips will not, prior to May 10, 1999, purchase any additional VLSI shares without the approval of the VLSI Board of Directors;

     o Philips will not, prior to May 10, 1999, solicit consents to replace the VLSI Board of Directors or, prior to 5:00 p.m., New York City
          (NYC) time, on May 7, 1999, solicit proxies for the election of alternative directors at VLSI's 1999 Annual Meeting;

     o    VLSI will hold its 1999 Annual Meeting on June 8, 1999;

     o VLSI has agreed that any more favorable standstill provisions accorded a third party will be offered to Philips;

     o During the standstill, if VLSI requests a formal proposal from a third party for a strategic transaction, VLSI will also request a formal proposal from Philips; and

     o Philips will be immediately released from the standstill agreement if VLSI signs an agreement with another party with respect to a strategic transaction or if a party other than Philips makes an unsolicited offer for VLSI and VLSI's Board of Directors does not recommend that such offer be rejected by VLSI's stockholders.

      The complete text of the confidentiality and standstill agreement will be filed with the Securities and Exchange Commission.

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      Philips also announced that in connection with entering into the confidentiality and standstill agreement it will extend its $17-per-share cash tender offer to 12:00 midnight, NYC time, on Monday, May 10, 1999. Approximately 238,154 shares of VLSI's common stock have been validly tendered and not withdrawn pursuant to the tender offer. The tender offer was scheduled to expire at 12:00 midnight, NYC time, on Thursday, April 16, 1999. Philips has reserved the right to advance the expiration date if the standstill provisions in the confidentiality and standstill agreement terminate early.

      On March 5, 1999, Philips commenced a tender offer for all outstanding shares of VLSI at a price of $17.00 per share in cash. The offer represents a 58% premium to VLSI's closing price of $10.75 per share on February 25, the last trading day prior to disclosure of Philips' letter to the VLSI Board of Directors offering to acquire VLSI for $17.00 per share.


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Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of US$33.9 billion in 1998. It is a global leader in color television sets, lighting, electric shavers, color picture tubes for televisions and monitors, and one-chip TV products. Its 233,700 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, medical systems, business electronics, and IT services (Origin). Philips is quoted on the NYSE, London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.news.philips.com.

Contacts:

      Jodi Guilbault                         George Sard/David Reno
      Philips Semiconductors                 Sard Verbinnen & Co
      408/991-2332                           212/687-8080
      Jodi.Guilbault@sv.sc.philips.com
      www.semiconductors.philips.com


                  CERTAIN INFORMATION CONCERNING PARTICIPANTS

      The entities and individuals named below may be deemed to be participants in the solicitation of consents by KPE Acquisition Inc. (the "Purchaser"), an indirect wholly owned subsidiary of Koninklijke Philips Electronics N.V. ("Royal Philips"), to remove and replace the board of directors of VLSI Technology, Inc. ("VLSI") in connection with the Purchaser's tender offer (the "Offer") for the shares of common stock (the "VLSI Shares") of VLSI. The participants in this solicitation may include the Purchaser; the directors of Purchaser (William E. Curran and Guido R.C. Dierick); the non-director executive officer of Purchaser (Belinda Chew); Royal Philips; and the directors and executive officers of Royal
Philips: Cor Boonstra (President and Chief Executive Officer and Chairman of the Board of Management and Group Management Committee), Dudley G. Eustace (Executive Vice-President and Vice-Chairman of the Board of Management and the Group Management Committee), Jan H.M. Hommen (Executive Vice-President, Member of the Board of Management and the Group Management Committee and Chief Financial Officer), Adri Baan (Executive Vice-President, Member of the Board of Management and the Group Management Committee and Chairman of the Consumer Electronics Division), Y.C. Lo (Executive Vice-President and Member of the Board of Management and the Group Management Committee), Arthur P.M. van der Poel (Executive Vice-President,

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Member of the Board of Management and the Group Management Committee and
Chairman of the Semiconductors Division), John W. Whybrow (Executive Vice-President, Member of the Board of Management and the Group Management Committee and Chairman of the Lighting Division), R. Pieper (Executive Vice-President and Member of the Board of Management and the Group Management Committee), Ad H.A. Veenhof (Member of the Group Management Committee and Chairman of the Domestic Appliances and Personal Care Division), Kees Bulthuis (Member of the Group Management Committee and Senior Managing Director of Corporate Research), J. M. Barella (Member of the Group Management Committee and Chairman of the Medical Systems Division), A.B. Bok (Member of the Group Management Committee and Chairman of the Business Electronics Division ), G.J. Kleisterlee (Member of the Group Management Committee and Chairman of the Components Division), J.P. Oosterveld (Member of the Group Management Committee and Senior Director of Corporate Strategy), A. Westerlaken (Member of the Group Management Committee, General Secretary, Chief Legal Officer and Secretary to the Board of Management), N.J. Bruijel (Member of the Group Management Committee responsible for Corporate Human Resources Management), F.A. Maljers (Chairman of the Supervisory Board), A. Leysen (Member of the Supervisory Board), W. Hilger (Member of the Supervisory Board), L.C. van Wachem (Member of the Supervisory Board), C.J. Oort (Member of the Supervisory Board), L. Schweitzer (Member of the Supervisory Board), Sir Richard Greenbury (Member of the Supervisory Board) and W. de Kleuver (Member of the Supervisory Board).

      Royal Philips has retained Credit Suisse First Boston Corporation ("CSFB") to act as its financial advisor in connection with the Offer, for which CSFB will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, Royal Philips has agreed to indemnify CSFB against certain liabilities, including certain liabilities under the federal securities laws, arising out of its engagement. CSFB is an investment banking firm that provides a full range of financial services for institutional and individual clients. CSFB does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation, or that such Schedule 14A requires the disclosure of certain information concerning CSFB or such persons. In connection with CSFB's role as financial advisor to Royal Philips, CSFB and the following investment banking employees of CSFB may communicate in person by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of
VLSI: George Boutros (Managing Director) and Jason Dilullo (Vice President). CSFB engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business, CSFB may trade securities of VLSI for its own account and the account of its customers and, accordingly, may at any time hold a long or short position in such securities. CSFB informed Royal Philips that as of March 9, 1999, CSFB held a net long position of 1,440 VLSI shares.

      As of the date of this communication, Royal Philips, together with its subsidiaries, beneficially owns an aggregate of 1,235,000 VLSI Shares, or approximately 2.7% of the VLSI Shares. Other than as set forth herein, none of the foregoing participants beneficially owns VLSI Shares.

      Except as disclosed above, to the knowledge of Royal Philips, none of Royal Philips, Purchaser, the directors or executive officers of Royal Philips or Purchaser, or the employees or other representatives of Royal Philips named above has any interest, direct or indirect, by security holdings or otherwise, in VLSI.


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